
4imprint•
Group plc

7 October 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA



03032670

SUPPL

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the
U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	Document
02.10.03	LSE Notification – Artemis Investment Management Limited.

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

Craig Slater
Finance Director

PROCESSED
OCT 29 2003
THOMSON
FINANCIAL

Dealings by Substantial Shareholders

 London STOCK EXCHANGE

AVS No **522331**

Disclosure of Interest in shares and notifications of dealings under the Stock Exchange requirements
All relevant boxes should be completed in typed block capital letters.

1. Name of Company	2. Name of Shareholder having a substantial interest
4imprint Group plc	ARTEMIS INVESTMENT MANAGEMENT LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18.	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
IN RESPECT OF 2 ABOVE	

5. Number of shares/amount of stock acquired	6. Percentage of issued Class	7. Number of shares/amount of stock disposed	8. Percentage of issued Class

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 38⁶/₁₃p		02-10-03

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
2,469,789	8·60%

14. Any additional information	15. Name of contact and telephone number for queries
4IMPRINT GROUP PLC HAS BEEN MADE AWARE OF HOLDINGS OF THE FOLLOWING SIZE	CARLA WATTS (0161) 272 4021

16. Name and signature of authorised company official responsible for making this notification
DAVID SEEKINGS COMPANY SECRETARY

Date of notification 06-10-03   19

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP. Telephone 071-797 3850.

**4imprint·**
Group plc



7 October 2003

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 0302
450 Fifth Street, NW
Washington DC 20549
USA

Dear Sirs

4imprint Group plc (File No. 82-5104)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the
U.S. Securities Exchange of 1934

On behalf of 4imprint Group plc (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the "SEC").

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents listed below, which constitute information that the Company has recently (i) made or become required to make pursuant to the laws of England and Wales, (ii) filed or become required to file with the London Stock Exchange ("LSE") and which was or will be made public by the LSE or (iii) has distributed or become required to distribute to its security holders:-

Date	Document
06.10.03	LSE Notification – Newton Management Limited.

If you should have any questions or comments, please call the undersigned at 001-44-161 272 4000.

Yours faithfully

Craig Slater
Finance Director

Dealings by Substantial Shareholders



London STOCK EXCHANGE

AVS No │ 596568 │

Disclosure of Interest in shares and notifications of dealings under the Stock Exchange requirements
All relevant boxes should be completed in typed block capital letters.

1. Name of Company	2. Name of Shareholder having a substantial interest
4impint Group plc	NEWTON MANAGEMENT LIMITED

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18. IN RESPECT OF 2 ABOVE	4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

5. Number of shares/amount of stock acquired	6. Percentage of issued Class	7. Number of shares/amount of stock disposed	8. Percentage of issued Class

9. Class of security	10. Date of transaction	11. Date company informed
ORDINARY 38 6/13 p		06-10-03

12. Total holding following this notification	13. Total percentage holding of issued class following this notification
N/A	N/A

14. Any additional information	15. Name of contact and telephone number for queries
RESTATED HOLDING AS NON-NOTIFIABLE IE:- BELOW 3%	CARLA WATTS (0161) 272 4021

16. Name and signature of authorised company official responsible for making this notification PP B.etts Date of notification 07-10-03	DAVID SEEKINGS COMPANY SECRETARY

London Stock Exchange, Company Announcements Office, Old Broad Street, London EC2N 1HP Telephone 071-797 3850.